

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Robert Reffkin
Founder and Chief Executive Officer
Compass, Inc.
90 Fifth Avenue, 3rd Floor
New York, New York 10011

      Re: Compass, Inc.
          Amendment No 1 to Draft Registration Statement on Form S-1
          Submitted February 12, 2021
          CIK No. 0001563190

Dear Mr. Reffkin:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated February 5, 2021.

Amendment No 1.

Key Business Metrics and Non-GAAP Financial Measures, page 16

1.   Please revise your non-GAAP presentations throughout the filing to address any prominence over comparable GAAP results. See Item 10(e)(1)(i)(A) of Regulation S-K and the Division of Corporation Finance, Non-GAAP Compliance & Disclosure Interpretation 102.10.

Management's Discussion and Analysis of Financial Condition and Results of Operation Key Business Metrics, page
Our Business Model, page 64

2.   In your response to prior comment 8 you indicate that it is important to highlight Platform Contribution as potential investors are likely to utilize this metric to measure the performance of and value the Company. Please clarify why this is an appropriate measure of the Company's performance when it appears to exclude significant operating expenses that are necessary to generate your revenue. We also note the measure excludes by adding back non-cash stock-based compensation with no apparent explanation. In your clarification and any revision please address the Commission's disclosure expectations and required consideration of the regulatory disclosure frameworks of GAAP and non-GAAP Measures in the Commission Guidance On Management's Discussion and Analysis of Financial Condition and Operations, Release 33-10751.

2. Summary of Significant Accounting Policies
Revenue Recognition, page F-14

3.   We note your response to prior comment 17. Please tell us how you considered the following in your determination that you control the services prior to being transferred to the client and that the agent is fundamentally performing services on your behalf and under your direction. Revise your disclosures as appropriate.

   •   Clarify if you enter into contracts with clients and commit to provide them services prior to an agent being identified and agreeing to fulfill the service. If so, clarify how frequently. In this regard, your response indicates that agents primarily source their own clients.

   •   In your response you state that in certain jurisdictions the agent representing the Company is named in the contract. Clarify if this creates a contractual relationship between the agent and the client, or if there are any other separate contracts entered into between the agent and the client.

   •   In your response you indicate that you employ personnel known as "brokers of record" who are responsible to the State licensing authorities for the conduct by the Company's agents under State licensing laws and regulation and that this supports that the Company is the principal in the transaction. Please further clarify how this gives you the right to direct the services performed by the agents as you see fit and have the right to direct them to fulfill specific contracts. In this regard, in your response you state that your agents primarily source their own clients and have the right to decline to accept a client.

   •   In your response you state that the fact that the Company enters into the contract with the client supports that the Company is the principal in the transaction. Please clarify

> your contractual responsibility for the acceptability of services and if there are any other parties the client can seek remedies from. If you are solely responsible for remedies sought by clients, clarify if you have the contractual right to pursue claims against agents to recoup any remedies you provide to clients. Further, based on your disclosures in your Business section, it appears that your agents are primarily responsible for performing the majority of the services necessary to fulfill the contract. As such, please clarify how you are primarily responsible for fulfillment.

- In your response you state that agents have flexibility in adjusting commission rates within guidelines. As such, it appears that they have some price discretion. Clarify the extent to which they are able to adjust rates, and how you considered the significance to your revenue.

Consolidated Financial Statements
Notes to Financial Statements
10. Stock Based Compensation, page F-34

4. When your preliminary IPO price is known, please provide us with a reconciliation that explains the differences between the fair values of your common stock as determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. Describe the objective evidence that supports your determination of the fair value of your common stock at each grant date. Please provide this analysis for the most recent six months. In addition, your disclosure should fully describe and explain the appropriateness of the assumptions and methods utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jamie Evans